

Nestlé



03024065

PRESS RELEASE

Nestlé: FTC Approval Clears Strategic Move In the U.S. Ice Cream Business

- **Federal Trade Commission clears combination of Nestlé U.S. ice cream business with Dreyer's**
- **Nestlé to hold 67 percent of combined company**
- **Highly experienced and proven management team to run the new entity**

Peter Brabeck, CEO of Nestlé, stated: "This innovative transaction completes the major moves made by Nestlé to grow and improve our ice cream business worldwide and to become a co-leader in this promising sector. After acquiring Häagen-Dazs, Schöller and Mövenpick, we have now realized our objective of becoming the leading player in the U.S.A., the world's largest ice cream market with the highest per capita consumption rate. The transaction concludes the acquisition phase in the ice cream sector and we will now devote our full attention to bringing this business in line with our growth and margin expectations."

Vevey, 26 June 2003 – Nestlé S.A. today announced that the Federal Trade Commission has cleared the transaction that combines the Nestlé Ice Cream Company (NICC) and Dreyer's Grand Ice Cream Inc. (Oakland, California). Dreyer's is acquiring Nestlé's U.S. frozen dessert business in exchange for 55 million shares of Class B Common Stock of Dreyer's Grand Ice Cream Holdings, Inc., a newly formed public holding company. The transaction is expected to close in the next day or two. After its completion, Nestlé will own approximately 67 percent of the fully diluted equity of Dreyer's Holdings. Dreyer's Holdings Class A Callable Puttable Common Stock will be traded on NASDAQ national market under Dreyer's existing "DRYR" symbol.

The consent agreement with the FTC stipulates that Dreyer's sells its Dreamery and Whole Fruit Sorbet brands as well as assigns its license to the Godiva brand to Integrated Brands, Inc., a subsidiary of CoolBrands International. Nestlé Ice Cream Company will sell most of its distribution operations in the U.S. to CoolBrands. Dreyer's and Masterfoods U.S.A. (formerly M&M/Mars) are terminating their ice cream joint venture by the end of 2003, and Unilever has the right to terminate its Ben&Jerry's distribution relationship with Dreyer's at the end of the year.

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Dreyer's is the largest manufacturer and distributor of ice cream and frozen dessert products in the United States. The company sells ice cream under the Dreyer's brand name in 14 western states in the United States and parts of Asia and under the Edy's brand name elsewhere in the United States. Sales in 2002 were USD 1346 million while EBITDA was USD 99.4 million. In addition to manufacturing its own brands, Dreyer's has a unique comprehensive Direct Store Delivery ("DSD") system that it uses to distribute its own products, as well as those of other partners.

It is expected that combining the two operations will produce significant operating efficiencies through consolidation of manufacturing plants, marketing and administration, as well as sales and distribution. Savings identified to date should reach USD 170 million annually and Nestlé expects that these will be fully achieved in 2005. The new company will be headquartered at Dreyer's current offices in Oakland, California. T. Gary Rogers, Dreyer's Chairman and CEO, will lead the new company. Under the terms of the agreement, Nestlé will have the right to nominate 50 percent of the members of the Board of Directors of the new company.

Mr. Peter Brabeck-Letmathe, CEO of Nestlé, said: "Combining our U.S. ice cream business with Dreyer's provides us immediately with a majority equity stake of the combined entity at zero incremental cash cost to Nestlé. In 2006, the Dreyer's minority shareholders will be allowed to put their stock to Dreyer's at an attractive price. This structure allows Nestlé to retain the outstanding management team of Dreyer's and to quickly realize the significant operational synergies. In just over ten years, Nestlé has progressed from a small player to a global co-leader in an exciting and growing business."

Mr. T. Gary Rogers, Chairman and CEO of Dreyer's, added: "For 75 years, Dreyer's Grand Ice Cream has been creating and delivering some of the country's most outstanding ice creams. Our combination with Nestlé's U.S. ice cream business builds on this tradition by bringing together the most knowledgeable and creative ice cream experts in the business."

Contacts:

Media:	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*